Mail Stop 0308
      June 2, 2005

Jonathan Lei
President
Roaming Messenger, Inc.
50 Castilian Drive, Suite A
Santa Barbara, CA 93117

      Re:	Roaming Messenger, Inc.
      Registration Statement on Form SB-2
      Filed May 3, 2005
		File No. 333-124600
		Form 10-KSB for Fiscal Year Ended June 30, 2004
		Form 10-QSB for Fiscal Quarter Ended March 31, 2005
		File No. 0-13215

Dear Mr. Lei:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement Facing Page
1. We note that the calculation of registration fee table is based on the price of your common stock on April 27, 2005. We also note that these common stock you are registering relates to a periodic equity investment agreement in which the number of shares to be issued is based upon a discount to the market price of the common shares. Accordingly, please confirm to us as follows:

* You have registered a good faith estimate of the maximum number of shares you may issue periodic equity agreement;
* You will not rely on Rule 416 if the market price of the common shares results in you having insufficient shares; and
* You will file a new registration statement to cover the resale of any additional shares in the event that the number of shares actually issued exceeds the number of shares that you have included in the registration fee table.
      In this regard, adjust the registration fee if necessary.

Prospectus Cover Page
2. Please highlight your cross reference to your risk factors.
See
Item 501(a)(5) of Regulation S-B.

Summary
3. Please clarify in your summary, if accurate, that Roaming Messenger is a new product that has not generated any revenues.
In
this regard, more clearly but briefly articulate your current and historic sources of revenues.
4. Also, the nature and impact of your Roaming Messenger product is
unclear.  Please revise your summary to briefly clarify exactly how
it works and its advantages over other readily available
communication devices.
5. Further, we note your references to the use of Roaming
Messenger
in homeland security, military operations, emergency response and enterprises automation. Are these the primary markets for your
product?   Are there other markets in which the product may be
used?
Please revise to briefly clarify.
6. Please add a disclosure to this section that briefly summarizes the potential negative impact and limits of the periodic equity agreement. In this regard, you should summarize the potential dilutive effect, the potential change in control impact, the potential impact on your liquidity, and limits of your ability to make draws under the agreement.

Risk Factors, page 2
7. In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated, are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:
* We may be subject to government regulation, page 4
* We are dependent upon the operation of the Internet..., page 4
* If our system security is breached, our reputation could suffer..., page 4

Please note these are examples only. Review your entire risk factor section and revise as necessary.
8. Also, some of your risk factor discussions are vague. Present the risk in more concrete terms so the reader can assess the magnitude of the risk. For example, please revise the following risk factors to present the risk in more concrete terms:
* We may need to raise additional capital..., page 2
* We may not be able to successfully develop..., page 2
* Our success is dependent upon increasing acceptance..., page 2

Please note these are examples only. Review your entire risk factor section and revise as necessary.
We have a history of losses, expect continued losses ..., page 2
9. Currently, it appears that you are including more than one risk factor under this subheading. For example, you appear to discuss your losses and the fact that your auditors have qualified their opinion concerning your ability to continue as a going concern. While these are related matters, please avoid bundling risk and if a risk is material, provide it with its own descriptive subheading.

Risk related to our current Periodic Equity Investment Agreement, page 5.
10. Please add a risk factor that address the risk that the number of shares you issue in connection with a draw down under the periodic equity investment agreement will be based upon a discount to the then-prevailing market price and, as a result, the lower the stock price at the time of the draw down, the more common shares the shareholder will receive. To the extent that Wings as selling security holder receives and then sells its common stock, the common stock price may decrease due to the additional shares in the market.
This could allow Wings to receive even greater amounts of common stock, the sales of which would further depress the stock price.
11. Also, please add discussions reflecting the following risks, or advise us why you believe they are not appropriate. This disclosure need not and should not duplicate the discussion elsewhere in your prospectus, but should only highlight these risks. You should, however, include supporting background disclosure in the rest of the prospectus, as appropriate, to set these and the above risks in context. In all cases, provide clear, concise, and understandable disclosure focusing on the effect these items have on your shareholders. Logically organize your risk factors and separately caption separate risks:

* Restrictions on being able to draw down on the financing, such that it may not be available to meet liquidity needs when you need it.
* Liquidated damages and other penalties associated with the financing. For example, are there certain triggering events relating to the timetable for registration of the resale of the common stock that can cause additional payments and default events?
* Any covenants and other prohibitions restricting your business and actions, particularly a restriction on additional capital raising activities and the right of first refusal in the subscription agreement.
* Any difficulties the equity line arrangement has on maintaining a stock listing on quotation systems other than the Pink Sheets, such as difficulties in complying with listing standards. See, e.g., the
NASD Interpretive Material Regarding Future Priced Securities and the
American Stock Exchange`s interpretive materials regarding future priced securities.
12. We note that Section 7.2(g) of the periodic equity investment agreement contains a limitation on the percentage of shares Wings may own. Please add a risk factor addressing this fact, including how it may limit your ability to obtain proceeds under the periodic equity agreement. In this regard, however, please also clarify that that Wings has the right to waive that limitation.

There are a large number of shares underlying our periodic equity agreement..., page 5
13. It appears you should unbundle the risk regarding a possible change of control and place it under its own caption. Please refer to prior comment 9.

Use of Proceeds, page 7
14. Please review and if necessary revise the arithmetic of your use
of proceeds chart.  You state that your offering expenses are
$30,000
but it appears from the chart that you used $25,000.
15. Please revise your disclosure to add a chart that discloses the maximum amount of proceeds you would receive from the sale by the selling shareholder assuming that 25%, 50% and 100% of the shares are sold.

Management`s Discussion and Analysis or Plan of Operation, page 7
16. Please refer to prior comments 3-5. Your discussion here also should clarify your present and historic business and sources of revenues.
17. We note that your management`s discussion and analysis does not address the material implications of the uncertainties associated with the methods, assumptions and estimates underlying your critical accounting estimates. Please tell us why you believe that it is appropriate that you do not discuss any accounting estimates you deem to be critical to your operations. Please be aware that such discussion should supplement, not duplicate, the description of accounting policies already disclosed in the notes to your financial statements. Include the following qualitative and quantitative considerations:

* Whether these estimates bear the risk of change from either uncertainty in your assumptions or the level of difficulty to measure;
* Quantify how accurate your assumptions have been in the past in comparison to actual results;
* Quantify whether the estimates or assumptions have changed materially in the past or are reasonably expected to change materially in the future; and
* Quantify the impact on the quality of your earnings if these estimates changed by a single percentage point.

See Section V of SEC Release No. 33-8350.

Results of Operations, page 8
18. We note that you have not provided a discussion regarding the six
month period ended December 31, 2004.  Please revise your
disclosures
accordingly.  See 303(b)(1) and (2) of Regulation S-B.
19. Please revise to provide greater detail concerning the factors that have impacted your sources of revenues, cost and expenses, particular where there has been a significant period-to-period change. For example, we note that in the second paragraph on page 8 that your total costs and expenses nearly doubled, yet you do not clarify the reason for this increase. As another example, in your discussion of selling, general and administrative costs for the 12 months ended June 30, 2004 compared to the same period in the prior year, you have identified several factors that have resulted in a significant increase in expenses. Please separately quantify the impact of legal fees, bad debt expense, investor relations expenses, and payroll expense on the total increase.

20. Please refer to the fifth paragraph on page 8. The language concerning your growth strategy, particularly the reference to "access to install based of customers," is confusing. Please revise accordingly.

Liquidity and Capital Resources, page 9
21. Your statement that you anticipate obtaining the necessary working capital to execute your business plan does not appear to clearly disclose known trends or uncertainties related to your cash flows, capital resources or liquidity. Your discussion of liquidity and capital resources should quantitatively identify how you expect to meet your short and long-term cash requirements and maintain operations, disclose your reliance on issuing common shares as a form of liquidity, the probability this financing method will continue to be available to you in the future and the potential dilutive effects of issuing additional shares under the periodic equity investment agreement. Please revise accordingly. See Item 303 of Regulation S-
B and Section IV of SEC Release No. 33-8350.
22. Also, please revise here to fully address the potential impact of the periodic equity agreement on your liquidity and the related risk of the under the periodic equity agreement that you have and will discuss in your Risk Factor section.

Business, page 10
23. We note that you have provided extensive information about Roaming Messenger. However, from your discussion it is not clear what the current status of the product is. For example, is it producing revenues? If not, when do you expect revenues? Have you executed any material contracts for the product? Please revise accordingly. Please also refer to prior comments 3-5. The revisions in response to those comments reflect summary disclosure. You should expand upon the revisions by providing more detail here in the Business section.
24. Also, you need to discuss your current business, your current products and sources of revenues. In particular, you should provide greater detail concerning Warp 9`s products, business and revenues.

Competition, page 13
25. Please revise to provide a more detailed description of the competitive environment in the industries or markets that you operate in, your position in that environment, and the methods of competition. See Item 101(b)(4) of Regulation S-B.


Directors and Executive Officers, page 14
26. Item 401(a)(4) of Regulation S-B requires that you provide a brief description of your officers and directors business experience during the last five years. We note that in the description of the background of the directors and officers that there is no disclosure about Mr. Dhillon for the year 1999 and about Mr. Djokovich for the year 2003. Please revise or advise.

Market for Common Equity and Related Stockholder Matters, page 19
27. Please update your information here through March 31, 2005.

Selling Shareholder, page 21
28. Please disclose the person that has the voting or investment control over the shares held by Wings Fund, Inc. Please see I.60 of the Division of Corporation Finance`s Manual of Telephone
Interpretations Manual (July 1997) and 4S of the Regulation S-K section of March 1999 supplement to the manual.

Plan of Distribution, page 23
29. Please refer to the second and third paragraphs on page 24. Please be aware that short sales of common stock "against the box" that are covered with shares subject to this registration statement cannot be made before the registration statement becomes effective.
It is our view that shares underlying the short sale are deemed to be sold at the time the sale is made. As a result, any sale that occurs prior to effectiveness of the registration statement would be inconsistent with Section 5 of the Securities Act. Please confirm your understanding.

Where you can find more information, page 24
30. Please delete the reference to the commission`s Chicago and New
York offices as these public reference rooms have been closed.

Financial Statements
31. The financial statements included in your registration statement are as of a date more than 135 days prior to your expected effective date. Please update the registration statement with the unaudited financial statements for the three month period as of March 31, 2005.
See Rule 3-12(a) of Regulation S-X.


Notes to Consolidated Financial Statements, page F-6

2. Summary of Significant Accounting Policies, page F-6

Revenue Recognition, page F-7
32. We note you disclose most of your revenue is generated from monthly fees associated with web based applications. Tell us in more detail about your other sources of revenues, how comparatively significant these sources are with total revenues and how you account for these revenues.
33. Please expand your policy disclosure to cite the adopted accounting guidance for your deployment pricing and subscription revenue models specifically as it relates to rights of return, return estimates, sales allowances and recognition of up-front fees, as applicable.

8. Stock Options and Warrants, page F-12
34. You disclose you replaced employee stock options issued under the
Warp 9 Inc. Stock Option Plan with options under the Roaming Messenger Inc. Plan and some options became fully vested while others mirrored the vesting periods of the formerly cancelled options. Please tell us if the newly issued shares were accounted for as variable awards due to the modification of terms in comparison with preexisting terms of the cancelled shares and if so, if you recorded the associated compensation cost on the modification date. If you did not have a modification of terms for a fixed award, please clarify the current disclosure in your response.
35. You disclose on page 22 you have 572,500 outstanding warrants exercisable at $0.10 per share, as of April 25, 2005. Please tell us how these warrants reconcile to the Roaming Messenger and Warp 9 Inc.
warrants exercisable at $1.00 - $3.00 per share presented in this footnote. Also, tell us why you did not record expense for the 600,000 warrants exercised at $0.08 per share in light of the fact the fair value of your common stock exceeded the exercise price on the grant date, January 15, 2004.
12. Related Party Transactions, page F-16
36. Please tell us if 302,500 shares issued to Mr. Djokovich were for services rendered in fiscal year end 2003 or 2004, how you established fair value for his services and recorded the costs in fiscal years ended 2003 or 2004.

12. Subsequent Events, page F-16
37. Please tell us if you have an obligation to issue 200,000 common shares to Wing Fund Inc. Section 2.a of the Registration Rights Agreement states that you are required to prepare and file Form SB-1 or SB-2 to register common shares within 30 days of signing the Registration Rights Agreement on March 28, 2005. We note that you filed your registration statement after the 30-day milestone on May
3, 2005. If you are required to issue such shares, tell us if you are able to settle this obligation by delivering registered or unregistered shares and your accounting treatment for this contract.
See Paragraph 14 of EITF No. 00-19. Further, please discuss the impact, if any, of the event in a subsequent event disclosure for your interim period March 31, 2005.
Item 27. Exhibits, page II-3
38. Please advise or revise your registration statement to include a letter from your independent accountant that acknowledges awareness of the use in a registration statement of a report on unaudited interim financial information. See Item 601(15) if Regulation S-B.

Item 28. Undertakings, page II-4
39. Please revise to provide the undertaking exactly as they appear in Item 512 of Regulation S-B.

Form 10-KSB for Fiscal Year Ended June 30, 2004
40. Please revise to comply with the above comments as applicable.
Exhibit 31.1
41. The certification should appear exactly as set forth in current
Item 601(b)(31) of Regulation S-B. The certification you use here appears to reflect an outdated version. Accordingly, please amend your Form 10-KSB in its entirety with the certification in its correct form.
Form 10-QSB for the Quarter Ended March 31, 2005
42. Please revise to comply with the above comments as applicable.


Exhibit 31.1
43. Please refer to prior comment 41. The certification here is missing paragraph 4(d). Accordingly, please amend your Form 10-
QSB
in its entirety with the certification in its correct form.

*****

      As appropriate, please amend your registration statement and periodic report in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Brian McAllister, Staff Accountant at (202) 551-3341 or Mike Moran, Accounting Branch Chief at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney at
(202) 551-3342 or David Mittelman, Legal Branch Chief at (202)
551-
3241 me at (202) 551-3720 with any other questions.


      					Sincerely,



      					H. Christopher Owings
      Assistant Director




cc:  Gregory Sichenzia, Esq.
      Sichenzia Ross Friedman Ference LLP
      VIA FAX (202) 930-9725



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Jonathan Lei
Roaming Messenger, Inc.
June 2, 2005
Page 11